UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          FORM 12b-25
                   NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-23898
CUSIP NUMBER: 606850

                        (Check One):
 [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [x]Form 10-Q [ ]Form N-SAR
     For Period Ended: September 30, 2000
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
                   --------------------------------

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
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   Full Name of Registrant

          MITY ENTERPRISES, INC.
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   Former Name if Applicable

          MITY-LITE, INC.
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Address of Principal Executive Office (Street and Number)

           1301 W 400 NORTH
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City, State and Zip Code

           OREM, UT 84057
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PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on
[X] Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to complete in a timely manner the required financial disclosures for the fiscal quarter ended September 30, 2000 primarily due to accounting issues in its office systems division based in Marked Tree, Arkansas. The Registrant discovered issues related to inventory accounting in this division, some of which date back to the previous quarter. The Company has determined the inventory at the Marked Tree facility was overstated as of June 30, 2000. The Company is still working to confirm the final effect of this overstatement. The Company needs additional time in order to accurately determine and report the final effect of this overstatement. Because of these issues and related accounting period determination, the Registrant will be unable to complete its Form 10-Q for the fiscal quarter ended September 30, 2000 by the required due date without unreasonable effort or expense. In addition, the Registrant has determined that the impact of these accounting adjustments will require it to restate its financial statements and amend its Form 10-Q for the fiscal quarter ended June 30, 2000.

The Registrant has been working diligently to resolve these issues and believes that it can file both the Form 10-Q for the quarterly period ended September 30, 2000 and the amended Form 10-Q for the quarterly period ended June 30, 2000 within the time period permitted under Rule 12b-25 under the Securities Exchange Act of 1934 as amended.

(Attach Extra Sheets if Needed)
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PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Bradley T Nielson                801-224-0589
                   (Name)                 (Area (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).    [x]Yes     [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                          MITY ENTERPRISES, INC.
              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2000            By: /s/Bradley T Nielson
                                       ----------------------------------
                                       Bradley T Nielson
                                       Chief financial officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).